Largo Inc.

Unaudited Condensed Interim Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2026 and 2025

(Expressed in thousands / 000's of U.S. dollars)

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Financial Position

	Notes	June 30, 2026	December 31, 2025
Assets
Current Assets
Cash and cash equivalents		$5,103	$9,716
Restricted cash		382	382
Amounts receivable	4	14,123	11,065
Inventory	5	58,446	49,511
Prepaid expenses		13,160	7,376
Total Current Assets		91,214	78,050
Other intangible assets	7	993	1,414
Inventory subject to return	19	23,660	19,986
Mine properties, plant and equipment	8	201,608	191,867
Vanadium assets		19,453	17,785
Deferred income tax asset	14(b)	4,783	5,012
Investment in associate	6	4,494	4,641
Total Non-current Assets		254,991	240,705
Total Assets		$346,205	$318,755
Liabilities
Current Liabilities
Accounts payable and accrued liabilities	9	$46,191	$42,526
Deferred revenue		5,758	3,537
Debt	10	114,249	107,066
Current portion of provisions		4,285	804
Total Current Liabilities		170,483	153,933
Provisions		2,759	5,773
Revenues subject to refund	19	27,417	22,513
Deferred income tax liability	14(b)	6,146	-
Total Non-current Liabilities		36,322	28,286
Total Liabilities		206,805	182,219
Equity
Issued capital	11	449,315	423,284
Equity reserves	12	15,927	17,841
Accumulated other comprehensive loss		(117,896)	(123,444)
Deficit		(214,899)	(187,326)
Equity attributable to owners of the Company		132,447	130,355
Non-controlling Interest		6,953	6,181
Total Equity		139,400	136,536
Total Liabilities and Equity		$346,205	$318,755

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	1

--The accompanying notes form an integral part of the unaudited condensed interim consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Unaudited Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)

		Three Months ended June 30,		Six Months ended June 30,
	Notes	2026	2025	2026	2025
Revenues	19	$43,999	$26,117	$71,528	$54,352

Materials, supplies, and other production costs	20	(48,031)	(30,057)	(82,525)	(72,534)
Professional, consulting and management compensation		(4,529)	(1,834)	(7,986)	(5,310)
Foreign exchange gain		43	4,745	4,932	10,536
Office, administrative and other expenses		(868)	(1,570)	(2,064)	(3,220)
Share-based payments recovery (expense)	12	113	(102)	11	(212)
Finance costs	20	(3,907)	(2,951)	(7,413)	(5,102)
Interest (expense) income		(24)	56	(16)	177
Technology development and start-up expenses	5	(25)	(232)	(164)	(362)
(Write-down) reversal of vanadium assets		(1,640)	(46)	3,047	(313)
Exploration and evaluation expenses		(194)	(31)	(198)	(75)
Gain on disposal of interest in subsidiary	6	-	-	-	5,179
Gain on dilution of investment in associate	6	-	-	2,843	-
Share of net loss from investment in associate	6	(1,351)	(1,434)	(2,990)	(2,276)
		(60,413)	(33,456)	(92,523)	(73,512)
Net loss before tax		(16,414)	(7,339)	(20,995)	(19,160)
Income tax expense	14(a)	(52)	(18)	(95)	(68)
Deferred income tax (expense) benefit	14(a)	(6,269)	1,605	(6,375)	4,271
Net loss		(22,735)	(5,752)	(27,465)	(14,957)
Other comprehensive loss
Items that subsequently will be reclassified to profit or loss:
Unrealized gain on foreign currency translation		1,162	4,655	5,548	12,859
Other comprehensive loss		$(21,573)	$(1,097)	$(21,917)	$(2,098)
Net loss attributable to:
Owners of the Company		$(21,946)	$(5,673)	$(28,237)	$(14,674)
Non-controlling interests		(789)	(79)	772	(283)
		$(22,735)	$(5,752)	$(27,465)	$(14,957)
Comprehensive loss attributable to:
Owners of the Company		$(20,784)	$(1,018)	$(22,689)	$(1,815)
Non-controlling interests		(789)	(79)	772	(283)
		$(21,573)	$(1,097)	$(21,917)	$(2,098)
Basic loss per Common Share	13	$(0.21)	$(0.09)	$(0.30)	$(0.23)
Diluted loss per Common Share	13	$(0.21)	$(0.09)	$(0.30)	$(0.23)
Weighted Average Number of Shares Outstanding (in 000's)
- Basic	13	103,118	64,125	95,673	64,119
- Diluted	13	103,118	64,125	95,673	64,119

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	2

--The accompanying notes form an integral part of the unaudited condensed interim consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares

Unaudited Condensed Interim Consolidated Statements of Changes in Equity

		Attributable to owners of the Company
	Shares	Issued Capital	Equity Reserves	Accumulated Other Comprehensive Loss	Deficit	Non-controlling interest	Shareholders' Equity
Balance at December 31, 2024	64,112	$412,988	$11,853	$(133,527)	$(126,496)	$6,410	$171,228
Share-based payments	-	-	(259)	-	471	-	212
Exercise of restricted share units	16	163	(163)	-	-	-	-
Expiry of stock options	-	-	(372)	-	372	-	-
Currency translation adjustment	-	-	-	12,859	-	-	12,859
Net loss for the period	-	-	-	-	(14,674)	(283)	(14,957)
Balance at June 30, 2025	64,128	$413,151	$11,059	$(120,668)	$(140,327)	$6,127	$169,342

Balance at December 31, 2025	83,673	$423,284	$17,841	$(123,444)	$(187,326)	$6,181	$136,536
Grant of stock options and restricted share units	-	-	171	-	-	-	171
Forfeiture of stock options	-	-	(106)	-	-	-	(106)
Forfeiture of restricted share units	-	-	(76)	-	-	-	(76)
Exercise of restricted share units	926	1,239	(1,239)	-	-	-	-
Expiry of stock options	-	-	(664)	-	664	-	-
Share issuance (note 11)	18,535	24,792	-	-	-	-	24,792
Currency translation adjustment	-	-	-	5,548	-	-	5,548
Net (loss) income for the period	-	-	-	-	(28,237)	772	(27,465)
Balance at June 30, 2026	103,134	$449,315	$15,927	$(117,896)	$(214,899)	$6,953	$139,400

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	3

--The accompanying notes form an integral part of the unaudited condensed interim consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars

Unaudited Condensed Interim Consolidated Statements of Cash Flows

		Six Months ended June 30,
	Notes	2026	2025
Operating Activities
Net loss for the period		$(27,465)	$(14,957)
Adjustment for Non-cash Items
Depreciation		13,515	9,990
Share-based payments expense (recovery)	12	(11)	212
Unrealized foreign exchange loss (gain)		(2,560)	(19,200)
Finance costs	20	7,413	5,102
Interest expense (income)		16	(177)
Write-down of inventory	5	9,109	16,591
Write-down (reversal) of vanadium assets		(3,047)	313
Income tax expense	14(a)	95	68
Deferred income tax expense (benefit)	14(a)	6,375	(4,271)
Income tax refund		-	116
Gain on disposal of interest in subsidiary	6	-	(5,179)
Gain on dilution of investment in associate	6	(2,843)	-
Share of net loss from investment in associate	6	2,990	2,276
Factoring of receivables		-	2,775
Cash Provided (Used) in Operating Activities		3,587	(6,341)
Change in amounts receivable		(2,477)	(9,558)
Change in inventory		(14,766)	1,215
Revenues subject to refund	19	4,904	-
Inventory subject to return	19	(3,674)	-
Change in prepaid expenses		(5,488)	(389)
Changes in accounts payable and provisions		(1,058)	16,497
Change in deferred revenue		2,221	(271)
Net Cash (Used in) Provided by Operating Activities		(16,751)	1,153
Financing Activities
Receipt of debt	10	80,632	30,178
Repayment of debt	10	(73,449)	(27,385)
Interest and finance costs paid		(4,914)	(4,711)
Interest received (paid)		(16)	177
Restricted cash receipt		-	148
Share issuance	11	24,792	-
Net Cash Provided by (Used in) Financing Activities		27,045	(1,593)
Investing Activities
Purchase of mine properties, plant and equipment		(14,968)	(17,310)
Disposal of interest in subsidiary	6	-	1,000
Net Cash Used in Investing Activities		(14,968)	(16,310)
Effect of foreign exchange on cash		61	260
Net Change in Cash		(4,613)	(16,490)
Cash position - beginning of the period		9,716	22,106
Cash Position - end of the period		$5,103	$5,616

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	4

--The accompanying notes form an integral part of the unaudited condensed interim consolidated financial statements--

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Nature of operations and going concern

Largo Inc. ("the Company" or "Largo") is a producer and supplier of vanadium products, which are sourced from the Company's Maracás Menchen Mine located in Brazil. The Company is also focused on the newly established joint venture, Storion Energy LLC ("Storion").

The Company is a corporation governed by the Business Corporations Act (Ontario) and domiciled in Canada whose shares are listed on the Toronto Stock Exchange ("TSX") and on the Nasdaq Stock Market ("Nasdaq"). The head office, principal address and records office of the Company are located at 100 King Street West, Suite 1600, Toronto, Ontario, Canada M5X 1G5.

These unaudited condensed interim consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and can realize its assets and discharge its liabilities in the normal course of business. In making the assessment that the Company is a going concern, management has taken into account all available information about the future, which is at least, but not limited to, 12 months from June 30, 2026.

The Company incurred a net loss of $27,465 for the six months ended June 30, 2026 (six months ended June 30, 2025 - $14,957) and had a working capital deficit (current assets less current liabilities) of $79,269 (December 31, 2025 - deficit of $75,883), which includes $114,249 (December 31, 2025 - 107,066) in debt maturing within the next twelve months.

The Company has experienced declining operating results and cash flows over the past three years, primarily due to lower vanadium prices and operational challenges. Although the Company has implemented an operational turnaround program and cost optimization initiatives, these measures have not yet fully offset the impact of the sustained weakness in vanadium prices. Since December 31, 2023, vanadium prices have declined by approximately 8%, significantly affecting the Company's operating cash flows. In addition, ongoing price volatility, influenced by geopolitical and broader market conditions, has continued to place downward pressure on vanadium prices.

In response to operational challenges, the Company has implemented corrective measures to address underlying operational issues and is executing an operational turnaround plan, together with additional cost optimization initiatives at the Maracás Menchen Mine. Management believes these initiatives are necessary to restore operational performance and generate positive cash flows from operating activities.

On June 29, 2026, the Company announced that it had been awarded a five-year contract with the U.S. Department of Defense to supply high-purity vanadium pentoxide through fixed-price delivery orders in support of the U.S. National Defense Stockpile, with a maximum aggregate contract value of $125,000. In July 2026, the Company received its first delivery order under the contract, valued at $60,100, from the U.S. Defense Logistics Agency. The Company has existing production capacity to fulfill the delivery orders under the contract, and no significant additional capital investment or expansion of its processing facilities is required to meet its contractual obligations. Costs associated with fulfilling the delivery orders will be incurred in the normal course of operations.

While these initiatives and commercial developments are expected to improve the Company's financial position and liquidity, material uncertainty remains regarding the Company's ability to generate sufficient cash flows to fund its operating activities and meet its obligations as they become due. The Company's ability to continue as a going concern is dependent on the successful execution of its operational turnaround plan, obtaining additional financing, and/or improved realized prices for its vanadium products. These conditions indicate the existence of a material uncertainty that casts significant doubt on the Company's ability to continue as a going concern.

The Company requires additional financing to repay its liabilities and support its working capital to fund operating activities. The Company is actively pursuing additional financing options to increase its liquidity and capital resources, including, but not limited to, refinancing of its existing debt facilities and obtaining additional debt facilities, which could be provided by banks, private capital providers and/or institutional investors. In addition, in January 2026, the Company established an at-the-market equity offering program (the "ATM Program"). Under this program, the Company may issue and sell common shares from time to time on The Nasdaq Stock Market, with total gross proceeds of up to $60,000 (refer to note 12 and 21). There can be no assurance that the Company will be able to secure sufficient additional funding on terms acceptable to the Company, or at all, be able to issue and sell additional common shares under the ATM Program, or be able to successfully implement strategic alternatives.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	5

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Due to the material uncertainties surrounding the Company's ability to raise additional financing to satisfy the repayment of debt maturing within the next twelve months and to support its working capital to fund operating activities, evolving trade uncertainties, future vanadium prices, and the Company achieving positive cash flows within the next twelve months, it is not possible to predict the Company's success in addressing these material uncertainties. These material uncertainties cast substantial doubt about the Company's ability to continue as a going concern.

These  unaudited condensed interim consolidated  financial statements do not include the adjustments to the amounts and classification of assets and liabilities that would be necessary should the Company be unable to continue as a going concern. These adjustments may be material.

2) Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34, Interim Financial Reporting, and should be read in conjunction with the Group's last annual audited consolidated financial statements as at and for the year ended December 31, 2025 ("last annual financial statements"). They do not include all of the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). However, selected explanatory notes are included to explain events are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual financial statements.

The unaudited condensed interim consolidated financial statements were approved by the Board of Directors of the Company on  August 13, 2026.

3) Basis of preparation, material accounting policies, and future accounting changes

The basis of presentation, and accounting policies and methods of their application in these unaudited condensed interim consolidated financial statements, including comparatives, are consistent with those used in the Company's audited annual consolidated financial statements for the year ended December 31, 2025 and should be read in conjunction with those statements.

These unaudited condensed interim consolidated financial statements are presented in thousands of U.S. dollars, unless otherwise noted. References to the symbol "C$" or "CAD" mean the Canadian dollar, references to the symbol "EUR" mean the Euro and references to the symbol "R$" or "BRL" mean the Brazilian real, the official currency of Brazil.

The Company adopted the following IFRS amendments in 2026, which did not have a material effect on these unaudited condensed interim consolidated financial statements.

(a) Adoption of new accounting standards

• Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments - Effective January 1, 2026, the Company adopted the amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures. The amendments clarify requirements relating to the derecognition of financial liabilities, including certain transactions settled through electronic payment systems, provide additional guidance for assessing the contractual cash flow characteristics of financial assets, including those with contingent and non-recourse features, and introduce additional disclosure requirements for certain financial instruments.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	6

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

The adoption of these amendments did not have a material impact on the Company's financial statements.

(b) New accounting standards issued but not effective

• IFRS 18 - Presentation and Disclosure in Financial Statements - In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements, which will replace IAS 1, Presentation of Financial Statements, for annual reporting periods beginning on or after January 1, 2027. IFRS 18 introduces new requirements for the presentation and disclosure of information in the financial statements, with a particular focus on improving comparability of financial performance between entities.

Key requirements of IFRS 18 include: (i) the introduction of defined categories for income and expenses in the statement of profit or loss (operating, investing and financing) and new specified subtotals, including operating profit or loss; (ii) disclosures of management-defined performance measures ("MDPMs") that are communicated outside the financial statements and are related to an entity's financial performance; (iii) enhanced requirements for aggregation and disaggregation of information in both the primary financial statements and the notes; and (iv) limited amendments to the statement of cash flows, including changes to certain presentation requirements that are intended to improve consistency with the statement of profit or loss.

The Company is currently assessing the effects of IFRS 18 on the financial statements.

a) Critical judgements and estimation uncertainties

The preparation of unaudited condensed interim consolidated financial statements requires the Company's management to make judgments, estimates and assumptions about the carrying amount of its assets and liabilities that are not readily apparent from other sources. These estimates and assumptions are disclosed in note 3(d) of the Company's audited annual consolidated financial statements for the year ended December 31, 2025. There have been no significant changes to the areas of estimation and judgment during the three and six months ended June 30, 2026.

4) Amounts receivable

	June 30, 2026	December 31, 2025
Trade receivables	$5,589	$3,412
Current taxes recoverable - Brazil	8,058	7,272
Current taxes recoverable - Other	145	50
Other receivables	331	331
Total	$14,123	$11,065

As at June 30, 2026, the Company maintained an expected credit loss allowance of $2,843 (December 31, 2025 - $2,843 ) in relation to its financial assets, in accordance with IFRS 9 - Financial Instruments. The expected credit loss allowance represents the Company's estimate of the potential default risk on its outstanding amounts receivable. The allowance was unchanged from December 31, 2025, and accordingly no additional expected credit loss expense was recognized during the period.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	7

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

5) Inventory

	June 30, 2026	December 31, 2025
Finished products - Vanadium	$41,356	$37,246
Finished products - Ilmenite	-	321
Work-in-progress - Vanadium	2,199	1,195
Stockpiles	2,133	336
Warehouse materials	12,758	10,413
Total	$58,446	$49,511

During the three and six months ended June 30, 2026, the Company recognized net realizable value write-downs of $5,866 and $7,511 for vanadium finished products and stockpiles (three and six months ended June 30, 2025 -  $5,361 and $16,577), $358 and $516 for ilmenite finished products (three and six months ended June 30, 2025 - $350 and $25) and  $1,060 and $1,082 for warehouse materials (three and six months ended June 30, 2025 -  $nil and write-down reversal of $11).

6) Investment in associate

	June 30, 2026	December 31, 2025
Balance, beginning of the period	$4,641	$-
Additions	-	10,830
Gain on dilution of investment in associate	2,843	-
Share of net loss from investment in associate	(2,990)	(6,189)
Balance, end of the period	$4,494	$4,641

In February 2026, Storion completed a capital raise of $10,000 through the issuance of preferred units, which were determined to be equity instruments in accordance with IAS 32. As a result, the Company's ownership interest in Storion was diluted from 50.00% to 37.37%.

Despite the reduction in its ownership interest and board representation from two nominees to one nominee, the Company concluded that it continues to exercise significant influence over Storion through its remaining Board representation, Special Manager consent rights and participation in key policy-making decisions. Accordingly, the investment continues to be accounted for using the equity method in accordance with IAS 28.

The dilution of the Company's ownership interest resulted in the recognition of a gain on dilution of $2,843 in profit or loss. The gain was determined by comparing the carrying amount of the Company's investment immediately prior to the dilution with the carrying amount of its retained interest following the transaction. The carrying amount was based on the December 31, 2025 audited investment balance, adjusted for the Company's share of Storion's results through February 28, 2026.

The following table summarizes the gain on dilution of investment in associate :

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	8

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

June 30, 2026
Net assets of Storion immediately prior to dilution	$7,084
Company's ownership interest before the dilution	50.00%
Company's share of net assets before the dilution	3,542

Company's ownership interest after dilution	37.37%
Increase in Storion's net assets as a result of the capital raise	10,000
Net assets of Storion immediately after dilution	17,084
Company's share of net assets after the dilution	6,385

Gain on dilution of investment in associate	$2,843

During the three and six months ended June 30, 2026, the Company recognized its share of the associate's loss of $(1,351) and $(2,990) in the consolidated statement of income (loss) and comprehensive income (loss) (three and six months ended June 30, 2025 - $(1,434) and $(2,276)).

The following tables summarize the consolidated financial information of Storion on a 100% basis at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025

Total current assets	$4,595	$4,414
Total non-current assets	11,708	10,923
Total current liabilities	(3,199)	(2,929)
Total non-current liabilities	(1,036)	(3,125)
Total net assets	$12,068	$9,283

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue	$216	$-	$457	$-
Net loss	$(3,761)	$(2,984)	$(7,450)	$(4,747)

7) Other intangible assets

At June 30, 2026, the remaining estimated useful life of capitalized software costs was 1.5 years (December 31, 2025 - 2 years).

	Software	Total
Cost
Balance at December 31, 2024	$4,207	$4,207
Balance at December 31, 2025	$4,207	$4,207
Balance at June 30, 2026	$4,207	$4,207

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	9

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Software	Total
Accumulated Depreciation
Balance at December 31, 2024	$1,952	$1,952
Depreciation	841	841
Balance at December 31, 2025	2,793	2,793
Depreciation	421	421
Balance at June 30, 2026	$3,214	$3,214
Net Book Value
At December 31, 2025	$1,414	$1,414
At June 30, 2026	$993	$993

8) Mine properties, plant and equipment

At June 30, 2026, the Company's economic interest in the Maracás Menchen Mine totaled 99.95% (December 31, 2025 - 99.95%). The remaining 0.05% economic interest is held by Companhia Baiana de Pesquisa Mineral ("CBPM") owned by the state of Bahia. CBPM retains a 3% net smelter royalty ("NSR") in the Maracás Menchen Mine. The property is also subject to a royalty of 2% on certain operating costs under the Brazilian Mining Act. Under a separate agreement, a third party receives a 2% NSR in the Maracás Menchen Mine.

The recoverable amount of the Mine Properties CGUs was determined by calculating the fair value less costs of disposal ("FVLCD"). The FVLCD was determined by calculating the net present value of the estimated future cash flows (level 3 of the fair value hierarchy). The Company performed impairment test and no impairment was identified for December 31, 2025 and June 30, 2026.

	Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Cost
Balance at December 31, 2024	$670	$270	$125,964	$195,981	$13,710	$336,595
Additions	77	-	21,126	3,347	2,986	27,536
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)
Reclassifications	-	-	-	12,156	(12,156)	-
Effects of changes in foreign exchange rates	56	37	13,231	24,890	1,509	39,723
Balance at December 31, 2025	677	58	160,321	235,617	6,049	402,722
Additions	7	-	13,847	-	965	14,819
Reclassifications	-	-	-	98	(98)	-
Effects of changes in foreign exchange rates	25	4	8,394	14,929	468	23,820
Balance at June 30, 2026	$709	$62	$182,562	$250,644	$7,384	$441,361
Accumulated Depreciation
Balance at December 31, 2024	$464	$243	$53,284	$111,848	$-	$165,839
Depreciation	113	12	11,426	14,852	-	26,403
Disposals and write-offs	(126)	(249)	-	(757)	-	(1,132)

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	10

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Computer Equipment	Vehicles	Mine Properties	Buildings, Plant and Equipment	Construction In Progress	Total
Effects of changes in foreign exchange rates	35	33	5,480	14,197	-	19,745
Balance at December 31, 2025	486	39	70,190	140,140	-	210,855
Depreciation	52	6	10,558	5,749	-	16,365
Effects of changes in foreign exchange rates	15	3	3,716	8,799	-	12,533
Balance at June 30, 2026	$553	$48	$84,464	$154,688	$-	$239,753
Net Book Value
At December 31, 2025	$191	$19	$90,131	$95,477	$6,049	$191,867
At June 30, 2026	$156	$14	$98,098	$95,956	$7,384	$201,608

Of the additions noted above, $13,847 related to the Mine Properties segment (year ended December 31, 2025 − $21,126).

9) Accounts payable and accrued liabilities

	June 30, 2026	December 31, 2025
Accounts payable	$19,948	$17,665
Accrued liabilities	21,554	19,553
Accrued financial costs	2,039	1,561
Other taxes	2,650	3,747
Total	$46,191	$42,526

10) Debt

	June 30, 2026	December 31, 2025
Total debt	$114,249	$107,066

		Cash flows
	December 31, 2025	Proceeds	Repayment	June 30, 2026
Total debt	$107,066	$80,632	$(73,449)	$114,249

		Cash flows
	December 31, 2024	Proceeds	Repayment	June 30, 2025
Total debt	$92,280	$30,178	$(27,385)	$95,073

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	11

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Credit facilities

	June 30, 2026		December 31, 2025
	Interest rate (per year)	Current	Interest rate (per year)	Current
October 2022 facility	8.51%	$19,525	8.51%	$19,288
January 2023 facility	8.51%	9,762	8.51%	10,000
September 2023 facility	8.75%	14,643	8.75%	14,644
October 2023 facility	8.95%	19,525	8.95%	19,525
December 2023 facility	10.45%	9,763	10.45%	9,762
Working capital facility	9.05%	9,016	9.05%	9,016
Inventory financing facilities	See below	26,015	See below	18,831
August 2025 facility	15.00%	6,000	15.00%	6,000
		$114,249		$107,066

In October 2022, the Company secured a debt facility of $20,000 with a bank in Brazil. Following an amendment finalized in June 2023, the facility is for three years, with the principal due to repayment at maturity. In addition to an upfront fee of 0.80%, interest accrued at a rate of 8.51% per year. is to be paid every six months. In October 2025, a principal repayment of $712 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In January 2023, and amended in June 2023, the Company secured a three-year debt facility of $10,000, bearing interest at 8.51% per year. and an upfront fee of 0.80%. The principal is due for repayment at maturity, with interest payments due semi-annually. In October 2025 an amendment to the agreement was executed, extending the maturity of the balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.51%.

In September 2023, the Company secured a $15,000 debt facility with a bank in Brazil. This facility is for three years, with four equal principal repayments due semi-annually after a grace period of 540 days. Accrued interest at a rate of 8.75% per year. is to be paid every six months. In May 2025, the Company extended the due date of the first principal payment from May until August 2025. In August 2025, the Company extended the due date of the first principal payment from August 2025 to October 2025.  In October 2025, a principal repayment of $356 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.75%.

In October 2023, the Company secured a three-year $20,000 debt facility, bearing interest at 8.95% per year. Interest payments are due quarterly with 50% of the principal to be repaid in October 2025 and 50% to be repaid in October 2026. In October 2025, a principal repayment of $475 was made. Subsequently, an amendment to the agreement was executed, changing the maturity of the installments to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 8.95%.

In December 2023, the Company secured a two-year $10,000 debt facility, with the principal due for repayment at maturity. In addition to an upfront fee of 0.85%, accrued interest at a rate of 10.45% per year. is to be paid at maturity. In October 2025, a principal repayment of $237 was made. Subsequently, an amendment to the agreement was executed, extending the maturity of the remaining balance to September 2026. The amended terms provide for quarterly interest payments at an annual interest rate of 10.45%.

In May 2024, the Company secured a working capital debt facility with a bank in Brazil for a total limit of $8,000. Drawdowns on the facility were repayable in 90 days together with accrued interest at a rate of 8.25% per year, with renewals subject to approval by the bank. On May 10, 2024, the Company received $7,813 from this facility and it was repaid in full in August 2024. In September 2024, the facility was amended to a total limit of R$50,000 with drawdowns repayable in 120 days together with accrued interest at a rate of 9.00% per year. On September 30, 2024, the Company received R$50,000 ($9,235) from this facility. In January 2025, the term was extended for a further 120 days with no change in the interest rate. In May 2025, the Company extended the term for a further 120 days with accrued interest at a rate of 9.05% per year. In September 2025, the Company extended the term for one year with accrued interest at a rate of 9.05% per year.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	12

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In June, 2024, the Company entered into an inventory financing agreement for up to $10,000. Under this facility, the Company may use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 100 days. Repayments include a 1% commission fee, interest at the one-month U.S. Secured Overnight Financing Rate (SOFR) plus 3.0%, and other direct costs. The Company began utilizing the facility in July 2024. In October 2025, the facility was amended. Under the amended agreement, the total financing limit increased to up to $35,000, consisting of $25,000 secured by inventory and $10,000 secured by customer receivables. The inventory financing commission is charged at 3% on the sales invoice value. The contract ended on December 31, 2025. At  June 30, 2026, financing remains outstanding in respect of advances made prior to the expiry of the arrangement. These balances continue to be settled in accordance with the contract terms.

In July 2024, the Company entered into an additional inventory financing agreement for up to $10,000. The facility, which matures on June 30, 2026, allows the Company to use its finished vanadium products inventory as collateral to obtain drawdowns of up to $10,000 for periods of up to 90 days. Repayments include a 1% commission fee, interest, and other direct costs. As of December 31, 2025, all advances had been repaid, and there were no outstanding amounts under the facility. The contract ended on December 31, 2025.

In August 2025, the Company secured a loan facility for a principal amount of $6,000. This facility is secured against the Company's equity interest in Largo Physical Vanadium Corp., in which the Company holds a 65.7% majority stake. This facility has a term of six months, bears interest at an annual rate of 15%, and includes a 1% arrangement fee. In January 2026, the facility was extended until February 2027, under the same terms.

In January 2026, the Company executed a term sheet for an additional inventory financing facility for up to $35,000, under which its finished vanadium product inventory may be used as collateral to access funding. The Company commenced utilization of this facility in March 2026 on a transaction-by-transaction basis, pending finalization of the master agreement. Repayments under the facility include a 1% commission, interest at a rate of 11.5%, and other direct costs.

11) Issued capital

a) Authorized

Authorized share capital comprises an unlimited number of common shares without par value. No preferred shares have been issued.

b) Issued

	Six months ended June 30, 2026		Year ended December 31, 2025
	Number of Shares	Cost	Number of Shares	Cost
Balance, beginning of the period	83,673	$423,284	64,112	$412,988
Exercise of restricted share units (note 12)	926	1,239	381	204
Share issuance	18,535	24,792	19,180	10,092
Balance, end of the period	103,134	$449,315	83,673	$423,284

During the six months ended ended June 30, 2026, the Company issued 18,535 shares in an at-the-market equity offering program, at $1.34 per share, for gross proceeds of $24,792.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	13

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

On October 22, 2025, the Company sold: (i) 14,262 warrants ("October 2025 Warrants") to purchase up to 14,262 common shares, which have an exercise price of $1.22 per share, and became exercisable immediately upon issuance with a term of five years from the date of issuance; and (ii) to Arias Resource Capital Fund III L.P., an affiliate of the Company's largest shareholder, 4,918 common shares and warrants ("Backstop Warrants") to purchase up to 4,918 common shares. The Backstop Warrants have substantially the same terms as the October 2025 Warrants described above, with certain exceptions. See note 12.

12) Equity reserves

During the three and six months ended June 30, 2026, the Company recognized a share-based payment recovery related to the grant, vesting and forfeiture of stock options and RSUs of $113 and $11 (three and six months ended June 30, 2025 - $102 and $212) for stock options and RSUs granted to the Company's directors, officers, employees and consultants. The total share-based payment amount was accounted for as employee benefits in the statement of income (loss).

	RSUs		Options				Warrants
	Number	Value	Number		Weighted average exercise price	Value	Number		Weighted average exercise price	Value	Total
December 31, 2024	70	$240	2,144	C$	4.66	$4,892	328	C$	13.00	$6,721	$11,853
Granted[1]	1,888	2,004	45		2.46	554	20,178		0.57	11,583	14,141
Exercised	(599)	(204)	-		-	-	-		-	-	(204)
Expired	-	-	(88)		(6.70)	(299)	(328)		(13.00)	(6,721)	(7,020)
Forfeited	(54)	(59)	(466)		(5.07)	(870)	-		-	-	(929)
December 31, 2025	1,305	1,981	1,635		4.25	4,277	20,178		0.57	11,583	17,841
Granted[1]	120	171	-		-	-	-		-	-	171
Exercised	(1,077)	(1,239)	-		-	-	-		-	-	(1,239)
Expired	-	-	(87)		(19.02)	(664)	-		-	-	(664)
Forfeited	(58)	(76)	(68)		(3.21)	(106)	-		-	-	(182)
June 30, 2026	290	$837	1,480	C$	3.60	$3,507	20,178	C$	0.57	$11,583	$15,927

1. Value is equal to grant date fair value of all outstanding grants.

a) RSUs

RSUs represent a type of share-based compensation under which officers and employees of the Company are entitled to receive shares upon satisfying specified vesting conditions. The Company recognizes compensation expense on a straight-line basis over the vesting period, based on the market value of the shares at the grant date. Upon vesting, the RSUs are settled through the issuance of shares. Forfeitures are recognized as they occur.

During the three and six months ended June 30, 2026, the Company granted 120 RSUs at a market price of C$1.97 (year ended December 31, 2025 - 1,888 RSUs). The fair market value of the RSUs is determined based on the closing market price of the Company's stock price on the date of issue.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	14

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Six months ended	Year ended
(In number of units)	June 30, 2026	December 31, 2025
Outstanding, beginning of year	1,305	70
Granted	120	1,888
Exercised	(1,077)	(599)
Forfeited	(58)	(54)
Outstanding, end of year	290	1,305

b) Stock options

The remaining weighted average contractual life of options outstanding at June 30, 2026 was 2.8 years (December 31, 2025 - 3.2 years).

Range of prices		Number outstanding	Number exercisable	Weighted average remaining life (years)		Weighted average exercise price		Weighted average grant date share price
C$	2.46 - 2.51	1,179	874	3.1	C$	2.51	C$	2.51
	5.71 - 8.04	264	264	1.6	C$	6.84	C$	6.84
	15.61	37	37	0.8	C$	15.61	C$	15.61
		1,480	1,175	2.8	C$	3.61	C$	3.61

During the six months ended June 30, 2026, the Company did not grant stock options.

During the year ended December 31, 2025, the Company granted 45,000 stock options with a weighted average exercise price of C$2.46. The options vest over time, with one third of a grant  vesting during each of the three-month periods ending September 30, 2025, 2026 and 2027.

c) Warrants

Number outstanding	Number exercisable	Grant Date	Expiry Date		Exercise price	Expected volatility	Expected life (years)	Risk-free Interest rate
19,180	19,180	12/07/25	12/07/30	C$	0.57	70.67%	5.00	3.63%
998	998	12/07/25	10/13/30	C$	0.57	70.67%	5.00	3.63%
20,178	20,178			C$	0.57	70.67%	5.00	3.63%

During the six months ended June 30, 2026,  nil warrants expired unexercised (year ended December 31, 2025 - 328,000).

13) Earnings (loss) per share

The total number of shares issuable from options, warrants and RSUs that are excluded from the computation of diluted earnings (loss) per share because their effect would be anti-dilutive was 21,948 and 21,948 for the three and six months ended June 30, 2026 (three and six months ended June 30, 2025 - 2,041 and 2,041).

14) Taxes

a) Tax (expense) recovery

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	15

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Income tax expense	$(52)	$(18)	$(95)	$(68)
Deferred income tax (expense) benefit	(6,269)	1,605	(6,375)	4,271
Total	$(6,321)	$1,587	$(6,470)	$4,203

b) Changes in deferred tax assets and liabilities

	Six months ended	Year ended
	June 30, 2026	December 31, 2025
Net deferred income tax asset, beginning of the period	$5,012	$22,075
Deferred income tax expense	(6,375)	(17,063)
Net deferred income tax (liability) asset, end of the period	$(1,363)	$5,012

	June 30, 2026	December 31, 2025
Deferred income tax asset	$4,783	$5,012
Deferred income tax liability	$(6,146)	$-
Net deferred income tax (liability) asset	$(1,363)	$5,012

The Company's net deferred tax asset of $5,012 held at the beginning of the year decreased by $6,375 as a result of deferred tax expense recognized in profit or loss. At June 30, 2026, the Company had a net deferred tax liability of $1,363.

Income tax expense for the interim period has been determined using management's estimate of the annual effective income tax rate expected for the year ending December 31, 2026, applied to year-to-date earnings before taxes. The estimated annual effective tax rate reflects the expected geographic mix of earnings, available tax attributes and permanent tax differences.

15) Related party transactions

In accordance with IAS 24, key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.  Their remuneration was as follows:

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Short-term benefits	$554	$380	$1,137	$756
Share-based payments	22	36	34	83
Total	$576	$416	$1,171	$839

During the year ended December 31, 2025, the Company completed a private placement which included Arias Resource Capital Fund III L.P. ("ARC Fund III"), an affiliate of the Company's largest shareholder. Alberto Arias, a director of Company's board, is associated with funds managed by Arias Resource Capital. Accordingly, the transaction was considered a related party transaction.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	16

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

In connection with the offering, ARC Fund III committed to provide total financing of $6,000 (the "ARC Commitment"). A portion of this commitment was advanced through a $5,000 secured convertible bridge loan (the "ARC Bridge Loan"), which reduced the remaining commitment under the ARC Commitment by the same amount. The ARC Bridge Loan was automatically converted upon closing of the offering into units consisting of common shares and warrants on the same terms as those issued to other investors in the offering. As a result of the conversion, no balance remained outstanding at the reporting date.

16) Segmented disclosure

The Company has four operating segments: sales & trading, mine properties, corporate, and inter-segment transactions & other. Corporate includes the corporate team that provides administrative, technical, financial and other support to all the Company's business units, as well as being part of the Company's sales structure.

	Sales & trading	Mine properties	Corporate	Inter- segment transactions & other		Total
Three months ended June 30, 2026
Revenues	$38,368	$34,127	$30,581	$(59,077)		$43,999

Materials, supplies, and other production costs	(26,669)	(42,444)	(29,161)	50,243		(48,031)
Professional, consulting and management compensation	(549)	(974)	(2,751)	(255)		(4,529)
Foreign exchange (loss) gain	(12)	1,051	(1,009)	13		43
Office, administrative and other expenses	(18)	(268)	(457)	(125)	[1]	(868)
Share-based payments recovery	-	-	113	-		113
Finance costs	(1,251)	(2,409)	(218)	(29)	[1]	(3,907)
Interest (expense) income	(28)	-	4	-		(24)
Technology development and start-up expenses	-	-	-	(25)	[3]	(25)
Write-down of vanadium assets	-	-	-	(1,640)	[2]	(1,640)
Exploration and evaluation expenses	-	(194)	-	-		(194)
Share of net loss from investment in associate	-	-	-	(1,351)	[3]	(1,351)
Total (net) expenses	(28,527)	(45,238)	(33,479)	46,831		(60,413)
Net income (loss) before tax	9,841	(11,111)	(2,898)	(12,246)		(16,414)
Income tax expense	(52)	-	-	-		(52)
Deferred income tax expense	-	(6,146)	(123)	-		(6,269)
Net income (loss)	$9,789	$(17,257)	$(3,021)	$(12,246)		$(22,735)
Revenues (after inter-segment eliminations)	$38,368	$4,957	$674	$-		$43,999
At June 30, 2026
Total non-current assets	$23,685	$181,414	$14,349	$30,760		$250,208
Total assets	$71,107	$196,701	$32,545	$72,579	[4]	$372,932
Total liabilities	$44,148	$135,401	$3,108	$50,875	[5]	$233,532

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	17

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1. Amounts relating to Largo Physical Vanadium Corp., Largo Clean Energy Corp., Largo Titânio Ltda. and Largo Tech Ltda., which are not part of a separate operating segment.

2. Amounts relating to Largo Physical Vanadium Corp.

3. Amounts relating to Largo Clean Energy Corp.

4. Inter-segment transaction elimination of $40,184 further increased by total assets held by Largo Physical Vanadium Corp. $21,142, Largo Clean Energy Corp. $5,138, Largo Titânio Ltda. and Largo Tech Ltda. total assets of $6,077 and E&E properties total assets of $38.

5. Inter-segment transaction elimination of $46,464 further increased by total liabilities of Largo Physical Vanadium Corp. $872, Largo Clean Energy Corp. $3,487, Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $52 and E&E properties total liabilities of $nil.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	18

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Inter-segment transactions & other		Total
Three months ended June 30, 2025
Revenues	$22,223	$20,264	$17,841	$(34,211)		$26,117

Materials, supplies, and other production costs	(19,015)	(26,834)	(17,191)	32,983		(30,057)
Professional, consulting and management compensation	(523)	(441)	(590)	(280)		(1,834)
Foreign exchange loss	(7)	3,992	747	13		4,745
Office, administrative and other expenses	(118)	33	(751)	(734)	[1]	(1,570)
Share-based payments	-	-	(102)	-		(102)
Finance costs	(751)	(2,075)	(104)	(21)	[1]	(2,951)
Interest income	35	-	16	5		56
Technology development and start-up expenses	-	-	-	(232)	[3]	(232)
Write-down of vanadium assets	-	-	-	(46)	[2]	(46)
Exploration and evaluation expenses	-	(25)	-	(6)	[3]	(31)
Share of net loss from investment in associate	-	-	-	(1,434)	[3]	(1,434)
Total (net) expenses	(20,379)	(25,350)	(17,975)	30,248		(33,456)
Net income (loss) before tax	1,844	(5,086)	(134)	(3,963)		(7,339)
Income tax (expense)	(18)	-	-	-		(18)
Deferred income tax (expense) benefit	-	1,698	(93)	-		1,605
Net income (loss)	$1,826	$(3,388)	$(227)	$(3,963)		$(5,752)
Revenues (after inter-segment eliminations)	$21,856	$3,305	$956	$-		$26,117
At December 31, 2025
Total non-current assets	$20,012	$171,784	$20,007	$28,902		$240,705
Total assets	$64,419	$206,015	$30,227	$18,094	[4]	$318,755
Total liabilities	$45,749	$126,447	$20,981	$(10,958)	[5]	$182,219

1. Amounts relating to Largo Physical Vanadium Corp., Largo Clean Energy Corp., Largo Titânio Ltda. and Largo Tech Ltda., which are not part of a separate operating segment.

2. Amounts relating to Largo Physical Vanadium Corp.

3. Amounts relating to Largo Clean Energy Corp.

4. Inter-segment transaction elimination of $(12,307) partially offset by total assets held by Largo Physical Vanadium Corp. $18,891, Largo Clean Energy Corp. $5,867, Largo Titânio Ltda. and Largo Tech Ltda. total assets of $5,631 and E&E properties total assets of $12.

5. Inter-segment transaction elimination of $(15,757) partially offset by total liabilities of Largo Physical Vanadium Corp. $872, Largo Clean Energy Corp. $3,851, Largo Titânio Ltda. and Largo Tech Ltda. total liabilities of $76.

	Sales & trading	Mine properties	Corporate	Inter- segment transactions & other	Total
Six months ended June 30, 2026
Revenues	$61,407	$63,447	$56,813	$(110,139)	$71,528

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	19

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Inter- segment transactions & other		Total
Materials, supplies, and other production costs	(45,200)	(79,971)	(54,375)	97,021		(82,525)
Professional, consulting and management compensation	(1,196)	(1,614)	(4,695)	(481)		(7,986)
Foreign exchange (loss) gain	(24)	5,972	(1,006)	(10)		4,932
Office, administrative and other expenses	(183)	(620)	(1,052)	(209)	[1]	(2,064)
Share-based payments recovery	-	-	11	-		11
Finance costs	(2,168)	(4,685)	(505)	(55)	[1]	(7,413)
Interest (expense) income	(28)	-	12	-		(16)
Technology development and start-up expenses	-	-	-	(164)	[3]	(164)
Recovery of vanadium assets	-	-	-	3,047	[2]	3,047
Exploration and evaluation expenses	-	(198)	-	-		(198)
Gain on dilution of investment in associate	-	-	-	2,843	[3]	2,843
Share of net loss from investment in associate	-	-	-	(2,990)	[3]	(2,990)
Total (net) expenses	(48,799)	(81,116)	(61,610)	99,002		(92,523)
Net income (loss) before tax	12,608	(17,669)	(4,797)	(11,137)		(20,995)
Income tax expense	(95)	-	-	-		(95)
Deferred income tax expense	-	(6,146)	(229)	-		(6,375)
Net income (loss)	12,513	$(23,815)	$(5,026)	$(11,137)		$(27,465)
Revenues (after inter-segment eliminations)	61,407	9,159	962	-		71,528

1. Amounts relating to Largo Physical Vanadium Corp., Largo Clean Energy Corp., Largo Titânio Ltda. and Largo Tech Ltda., which are not  part of a separate operating segment.Amounts relating to Largo Physical Vanadium Corp.

2. Amounts relating to Largo Physical Vanadium Corp.

3. Amounts relating to Largo Clean Energy Corp.

	Sales & trading	Mine properties	Corporate	Inter-segment transactions & other		Total
Six months ended June 30, 2025
Revenues	$46,159	$34,075	$28,874	$(54,756)		$54,352

Materials, supplies, and other production costs	(42,321)	(51,758)	(27,877)	49,422		(72,534)
Professional, consulting and management compensation	(1,067)	(976)	(1,995)	(1,272)		(5,310)
Foreign exchange (loss) gain	(24)	9,782	755	23		10,536
Office, administrative and other expenses	(204)	(493)	(1,580)	(943)	1	(3,220)
Share-based payments	-	-	(212)	-		(212)
Finance costs	(1,006)	(3,931)	(120)	(45)	1	(5,102)
Interest income	95	2	75	5		177

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	20

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	Sales & trading	Mine properties	Corporate	Inter-segment transactions & other		Total
Technology development and start-up expenses	-	-	-	(362)	[3]	(362)
Write-down of vanadium assets	-	-	-	(313)	[2]	(313)
Exploration and evaluation expenses	-	(65)	-	(10)	[3]	(75)
Gain on disposal of interest in subsidiary	-	-	-	5,179	[3]	5,179
Share of net loss from investment in associate	-	-	-	(2,276)	[3]	(2,276)
Total (net) expenses	(44,527)	(47,439)	(30,954)	49,408		(73,512)
Net income (loss) before tax	1,632	(13,364)	(2,080)	(5,348)		(19,160)
Income tax expense	(68)	-	-	-		(68)
Deferred income tax (expense) benefit	-	4,436	(165)	-		4,271
Net income (loss)	$1,564	$(8,928)	$(2,245)	$(5,348)		$(14,957)
Revenues (after inter-segment eliminations)	$45,372	$7,203	$1,777	$-		$54,352

1. Amounts relating to Largo Physical Vanadium Corp., Largo Clean Energy Corp., Largo Titânio Ltda. and Largo Tech Ltda., which are not part of a separate operating segment.Amounts relating to Largo Physical Vanadium Corp.

2. Amounts relating to Largo Physical Vanadium Corp.

3. Amounts relating to Largo Clean Energy Corp.

17) Commitments and contingencies

At June 30, 2026, the Company was party to certain management and consulting contracts. Minimum commitments under the agreements are $2,636 and are all payable within one year. These contracts also require that additional payments of up to  $3,084 be made upon a change of control. As the triggering event has not occurred, the contingent payments have not been reflected in these unaudited condensed interim consolidated financial statements.

The Company is committed to a minimum number of rental payments under four leases of office space which expire between July 30, 2026, and May 1, 2027. Minimum rental commitments remaining under the leases are approximately $52, including $37 due by year end.

At the Company's Maracás Menchen Mine, the Company has entered into purchase order contracts in respect of goods not yet received or services not yet rendered with an aggregate amount of $4,396 as of June 30, 2026.The purchase orders represent commitments to suppliers that have accepted the orders; however, the orders may be canceled, as needed, prior to delivery of the goods or performance of the services.

The Company is involved in various legal proceedings arising in the ordinary course of business. A provision is recognized when there is a present legal or constructive obligation resulting from past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated.

During 2026, the Company received a ruling in Brazil related to a legal proceeding concerning a supply agreement for the Maracás Menchen Mine. The ruling requires the Company to pay outstanding amounts, together with interest and legal fees.  As at June 30, 2026 the provision balance is $3,460, classified as current.

As at June 30, 2026, the Company has recognized a total provision of $4,095 (December 31, 2025 - $3,741) in respect of ongoing litigation related to contractual disputes, including the matter described above. Based on legal advice, management considers it probable that these matters will result in a cash outflow. The provision represents management's best estimate of the expected settlement. The timing of the related cash outflows is uncertain but is expected to occur within the next 12 to 24 months. All legal provisions are reviewed monthly and adjusted for monetary changes as appropriate, based on advice from external legal counsel.

The Company provisions  at June 30, 2026, and December 31, 2025, were as follows:

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	21

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

	June 30, 2026	December 31, 2025
Legal	$4,095	$3,741
Asset retirement obligation	2,124	2,032
Enel delay penalty	453	453
Environmental compensation	372	351
Total	$7,044	$6,577
Current provision	$4,285	$804
Non-current provision	$2,759	$5,773

18) Financial instruments

Financial assets and financial liabilities at June 30, 2026 and December 31, 2025, were as follows:

	June 30, 2026	December 31, 2025
Cash and cash equivalents	$5,103	$9,716
Restricted cash	382	382
Trade and other receivables	5,920	3,743
Accounts payable and accrued liabilities (including non-current)	46,191	42,526
Total debt	$114,249	$107,066

Restricted cash refers to cash amounts the Company was required to place on deposit. Refer to the liquidity risk discussion below regarding liabilities.

The Company's risk exposures and the impact on the Company's financial instruments are summarized below. There have been no changes in the risks, objectives, policies and procedures from the previous year.

a) Fair value

IFRS Accounting Standards requires that the Company disclose information about the fair value of its financial assets and liabilities. Fair value estimates are made based on relevant market information and information about the financial instrument.

These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

The fair value hierarchy categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

• Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

• Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly such as those derived from prices.

• Level 3 inputs are unobservable inputs for the asset or liability.

The carrying amounts for trade receivables, amounts receivable and accounts payable and accrued liabilities in the unaudited condensed interim consolidated statements of financial position approximate fair values because of the limited term of these instruments. Cash and restricted cash are classified as FVTPL and included in level 1. The debt facilities, excluding the inventory financing facilities, are predominantly classified as current liabilities, were secured at interest rates consistent with the rates seen at June 30, 2026, and without any debt issuance costs and thus the carrying amount approximates fair value. Drawdowns on the inventory financing facilities are for a maximum of 100 days and therefore, their carrying amount approximates fair value because of this limited term.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	22

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

There have been no changes in the classification of financial instruments in the fair value hierarchy since December 31, 2025. The Company does not have any financial instruments measured using Level 3 input. The Company does not offset financial assets with financial liabilities and there were no transfers between Level 1 and Level 2 input financial instruments.

b) Credit risk

The Company's maximum amount of credit risk is attributable to cash, restricted cash and amounts receivable.

The Company minimizes its credit risk with respect to cash by placing its funds on deposit with the highest rated banks in Canada, Ireland, the U.S. and Brazil. Financial instruments included in amounts receivable consist primarily of receivables from unrelated companies. Sales to customers outside of Brazil are protected either by the Company's credit insurance policies, which establishes credit limits for each customer, or by the Company requiring letters of credit or up-front payment prior to delivery occurring.

Of the total trade receivables balance of $5,589, $1,184 relates to customers in Brazil, which are not covered by the Company's credit insurance policies. The ratings for these companies range from AA to AAA. The Company applies the IFRS 9 simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure expected credit losses, trade receivables are grouped based on risk characteristics and due dates. At June 30, 2026, the Company recognized an expected credit loss of $2,843 (December 31, 2025 $2,843) in relation to its financial assets, in accordance with IFRS 9 - Financial Instruments. The expected credit losses represent the Company's estimate of the potential default risk on its outstanding amounts receivable.

c) Liquidity risk

The table below summarizes the Company's expected remaining contractual cash flow requirements at June 30, 2026, for its financial liabilities with agreed repayment periods. Given that the entire carrying amount is contractually due within the short term, the cash flow balance reflects the contractual cash flow schedule. The Company's undiscounted commitments as at June 30, 2026 consist of the following:

	Less than 6 months	6 months to 1 year	1 to 3 years	Over 3 years
Accounts payable and accrued liabilities (note 9)	$46,191	$-	$-	$-
Debt (note 10)	114,249	-	-	-
Commitments (note 17)	5,751	1,333	-	-
Total	$166,191	$1,333	$-	$-

The Company's principal sources of liquidity are its cash flows from operating activities and cash of $5,103 (December 31, 2025 - $9,716). Refer to note 17 for other commitments and contingencies and to note 1, nature of operations and going concern.

d) Market risk

Interest rate risk

The Company's interest rate exposure is limited to that portion of its debt that is subject to floating interest rates. At June 30, 2026, two of the Company's inventory financing facilities and the receivables factoring facility were subject to floating interest rates.  At June 30, 2026, the outstanding balance on the floating interest inventory financing facility was $2,172, with an interest rate at of 6.67% , and 7.63% per year. Drawdowns on the facilities are approximately 100 days and accordingly, any interest rate variations would not have a significant impact. At June 30, 2026, the receivables factoring facility balance was nil, with an interest rate of 5.53% per year. Drawdowns on this facility are for a maximum period of 90 days and accordingly, any interest rate variations would not have a significant impact.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	23

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

Foreign currency risk

At June 30, 2026, the Company's outstanding debt is 92% denominated in U.S. dollars and 8% denominated in Brazilian reais (December 31, 2025 - 92% denominated in U.S. dollars and 8% denominated in Brazilian reais).

The Company is exposed to foreign currency risk arising from monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity. The principal exposures relate to cash balances held in Canadian dollars and Euros by U.S. dollar functional currency entities, and U.S. dollar-denominated debt and cash held by Brazilian real functional currency entities.

A 5% change in the value of the Canadian dollar and the Euro relative to the U.S. dollar would affect the carrying value of the related foreign currency-denominated cash balances and would result in a corresponding foreign exchange gain or loss recognized in profit or loss at June 30, 2026 by approximately $38 (December 31, 2025 - $66).

Similarly, a 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of Brazilian real cash balances by approximately $112 (December 31, 2025 - $50) and would affect the value of Brazilian real debt balances by approximately $429 (December 31, 2025 - $429). A 5% change in the value of the Brazilian real relative to the U.S. dollar would affect the value of U.S. dollar denominated debt balances by $3,661 (December 31, 2025 - $3,661). Such remeasurement gains or losses are recognized in profit or loss and do not directly affect cash flows or the Company's liquidity position unless the underlying debt is repaid.

The Company manages its exposure to foreign currency risk by monitoring significant foreign currency-denominated monetary assets and liabilities and seeks to reduce exposures through natural offsets where possible, including matching cash flows, assets and liabilities denominated in the same currency. As at June 30, 2026, the Company did not have any foreign currency derivative hedging arrangements in place.

Price risk

The Company does not have any financial instruments with significant exposure to price risk.

19) Revenues

In the three and six months ended June 30, 2026, the Company's revenues were from transactions with multiple customers, including one customer who represented more than 10% of revenues. Revenue with this customer in the six months ended June 30, 2026 was $9,497 (included in the Sales & trading segment).

In the three and six months ended June 30, 2025, the Company's revenues include transactions with three customers who each represented more than 10% of revenues. Total revenues with these three customers were $9,703, $7,032, and $5,821 (all included in the Sales & trading segment) in the six months ended June 30, 2025.

During the year ended December 31, 2024, the Company entered a contract for the sale of 2,100 tonnes of V2O5. At the option of the buyer, who must elect the total volume no later than 90 days prior to September 30, 2027, the Company may be obligated to repurchase up to a maximum of 2,100 tonnes of V2O5 at a fixed price, with payment and delivery occurring at September 30, 2027. This contract was accounted for as a sale with a right of return. The likelihood of the repurchase option (the right of return) being elected in 2027 is dependent on the market price of V2O5, which is subject to market uncertainty outside of the Company's control. It was concluded that because of this, it was not highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur.

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	24

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

During the year ended December 31, 2024, the Company delivered 1,200 tonnes of V2O5 under this contract and received proceeds of $13,638. Revenues recognized for this sale were reduced to $nil and a refund liability, revenues subject to refund, were recognized for $13,638. A right to recover goods assets, inventory subject to return, of $12,804 was recognized.

The Company delivered 780 tonnes of V2O5 during the year ended December 31, 2025, and received proceeds of $8,875. A refund liability of $8,875 was recognized, together with a right to recover goods assets of $7,183.

The Company delivered the final 120 tonnes of V2O5 during the quarter ended March 31, 2026, and received proceeds of $1,365. A refund liability of $1,365 was recognized, together with a right to recover goods assets of $1,091.

During the quarter ended June 30, 2026 the Company entered into a further contract for the sale of an additional 300 tonnes of V2O5. At the option of the buyer, the Company may be obligated to repurchase up to 300 tonnes of V2O5 at a fixed price, between January 1, 2029 and December 31, 2029. The Company delivered 300 tonnes of V2O5 during the quarter ended 30 June, 2026, and received proceeds of $3,539. A refund liability of $3,539 was recognized, together with a right to recover goods assets of $2,583.

As at June 30, 2026, the Company recognized an asset for the right to recover inventory expected to be returned of $23,660 (December 31, 2025 - $19,986) and a refund liability of $27,417 (December 31, 2025 - $22,513). At each reporting date, the Company assesses prevailing vanadium prices to determine the adequacy of the provision.

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
V2O5 revenues
Produced products	$17,424	$8,151	$29,039	$20,284
	$17,424	$8,151	$29,039	$20,284
V2O3 revenues
Produced products	$1,861	$1,435	$1,861	$2,731
	$1,861	$1,435	$1,861	$2,731
FeV revenues
Produced products	$22,378	$13,880	$36,612	$25,592
Purchased products	893	1,978	893	4,334
	$23,271	$15,858	$37,505	$29,926
Vanadium sales from contracts with customers	$42,556	$25,444	$68,405	$52,941
Ilmenite sales from contracts with customers	1,443	673	3,123	1,411
	$43,999	$26,117	$71,528	$54,352

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	25

Largo Inc.

Expressed in thousands / 000’s of U.S. dollars and shares (except per share information)

Notes to the Unaudited Condensed Interim Consolidated Financial Statements

20) Expenses

	Three months ended		Six months ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Finance costs:
Interest expense and fees	$3,866	$2,920	$7,335	$5,042
Accretion	41	31	78	60
	$3,907	$2,951	$7,413	$5,102
Materials, supplies, and other production costs:
Direct mine and production costs	$23,448	$11,158	$39,834	$26,751
Conversion costs	4,582	2,545	8,371	5,536
Product acquisition costs	485	1,978	485	4,335
Royalties	2,391	1,097	4,110	2,169
Distribution costs	2,686	1,957	4,405	3,534
Vanadium and warehouse materials inventory write-down (note 5)	6,926	5,361	8,593	16,566
Depreciation and amortization	6,160	4,086	13,076	9,548
Ilmenite costs and write-down (note 5)	1,353	1,875	3,651	4,095
	$48,031	$30,057	$82,525	$72,534

Employee compensation amounts included in the consolidated statements of income (loss):
Compensation	$1,864	$924	$3,661	$2,613
Share-based payments (recovery)	(113)	102	(11)	212
	$1,751	$1,026	$3,650	$2,825

Total depreciation and amortization amounts included in the consolidated statements of income (loss):	$6,160	$4,086	$13,076	$9,769

Unaudited Condensed Interim Consolidated Financial Statements for the Three and Six Months Ended June 30, 2026 and 2025	26